Exhibit 99.1

Sierra Metals Subsidiary in Peru, Sociedad Minera Corona Reports Q1-2022 Financial Results

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--May 3, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and the Management Discussion and Analysis ("MD&A") for the first quarter of 2022 ("Q1 2022").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Q1-2022 financial statements have not been reviewed by the Sierra Metals Board. The Company will be releasing its Q1-2022 consolidated financial statements on May 11th, 2022 with an investor conference call taking place on May 12th, 2022.

Corona's Highlights for the Three Months Ended March 31, 2022

  Revenues of US$35.8 million, a 15% decrease from Q1 2021.
  Adjusted EBITDA of US$14.8 million, an 8% decrease from Q1 2021.
  Total tonnes processed of 315,250, a 3% decrease from Q1 2021.
  Net production revenue per tonne of ore milled decreased by 5% to US$121.34.
  Cash Cost per copper equivalent payable pound higher by 48% to US$2.19.
  All-in sustaining cost ("AISC") per copper equivalent payable pound higher by 40% to US$3.70.
  Copper equivalent pounds production decreased 32% to 10.9 million pounds.
  $17.0 million of cash and cash equivalents as at March 31, 2022.
  $70.3 million of working capital as at March 31, 2022.

The Yauricocha mine processed 315,250 tons during the Q1 2022, which represents a decrease of 3% compared Q1 2021. Labor shortages were experienced in development and mining areas due to the impact of COVID-19 in January and February.

The delays in preparation of the polymetallic mining zones forced the mine to focus on copper sulfides during the quarter, which resulted in higher copper head grades, but negatively impacted grades for all other metals, except gold. Q1 2022 copper and gold production was 60% and 19% higher, while silver, lead and zinc production were 43%, 56% and 57% lower respectively as compared to Q1 2021. Copper equivalent production for Q1 2022 from Yauricocha was 10,876 pounds or 32% lower than the same quarter of 2021. This reflects the decrease in average ore grade on current permitted mining areas.

Luis Marchese, CEO of Sierra Metals, commented, "During Q1 2022, Yauricocha metal production was negatively impacted due to decreasing ore grades in the currently permitted mining areas, and Covid related labour shortages in the early part of the year."

He continued, "Looking ahead, our priority is to treat ore at full plant capacity and incorporate the newly discovered high-grade areas in order to maximize metal production at current prices.”

He concluded, "We expect that we will be able to make up for the delay in production at Yauricocha, and with improved grades, we are optimistic about our progress in the Mine’s performance going forward.”

The following table displays selected unaudited financial information for the three months ended March 31, 2022:

Press Release Selected Financial Results

(In thousands of US dollars, except cash cost and revenue	Three Months Ended
per tonne metrics)	March 31, 2022	March 31, 2021	Var %

Revenue	$35,794	41,925	-15%
Adjusted EBITDA (1)	14,803	16,173	-8%
Cash Flow from operations	11,080	16,496	-33%
Gross profit	13,268	16,149	-18%
Income Tax Expense	1,268	(6,842)	-119%
Net Income	10,497	5,175	103%

Net production revenue per tonne of ore milled (2)	121.34	128.10	-5%
Cash cost per tonne of ore milled (2)	59.19	60.43	-2%

Cash cost per copper equivalent payable pound (2)	2.19	1.48	48%
All-In Sustaining Cost per copper equivalent payable pound (2)	3.70	2.65	40%

(In thousands of US dollars, unless otherwise stated)	March 31, 2022	December 31, 2021

Cash and cash equivalents	$17,041	32,870
Assets	235,267	232,868
Liabilities	58,013	66,111
Equity	177,254	166,757

(1)

Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.

(2)

Net production revenue per tonne, cash cost per tonne, cash cost per copper equivalent payable pound and All-In Sustaining Cost per copper (‘AISC’) equivalent pound are non-IFRS performance measures. AISC includes the cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; see non-IFRS Performance Measures section of the Company’s MD&A.

The following table displays average realized metal prices information for the quarter ended March 31, 2022 vs March 31, 2021:

Average realized prices	Quarter ended March 31		Increase
In US$	2022	2021	(%)
Silver ($/oz)	23.95	26.44	-9%
Copper ($/lb)	4.53	3.88	17%
Zinc ($/lb)	1.69	1.24	36%
Lead ($/lb)	1.06	0.92	15%
Gold ($/oz)	1,875	1,778	5%

Corona's Financial Highlights for the Three Months Ended March 31, 2022

  Revenue from metals payable at the Yauricocha Mine in Peru of $35.8 million for Q1 2022 decreased by 15% compared to $41.9 million of revenues in Q1 2021. Despite higher metal prices, revenues decreased during Q1 2022 mainly due to lower metal production attributable to lower grades except copper. Copper equivalent payable pounds dropped 51% due to lower quantities of metals sold as compared to Q1 2021.
  Yauricocha’s cash cost per copper equivalent payable pound was $2.19 (Q1 2021 - $1.48), and AISC per copper equivalent payable pound of $3.70 (Q1 2021 - $2.65). Higher unit costs resulted from a 36% decrease in copper equivalent payable pounds.
  Adjusted EBITDA of US$14.8 million for the first quarter of 2022 compared to US$16.2 million for the same period of 2021. The decrease in Adjusted EBITDA for the first quarter of 2022 compared to the same period of the year 2021 was due to lower revenues from the Company, explained above.
  Operating cash flow before movements in working capital of US$11.1 million for the first quarter of 2022 compared to US$16.5 million in the same period of 2021.
  Cash and cash equivalents of $17.0 million as at March 31, 2022, compared to $32.9 million as at December 31, 2021. Cash and cash equivalents decreased as cash used in investing activities ($6.2 million) and financing activities ($10.5 million) exceeded cash flow of $0.8 million generated from operating activities.
  Net income of $10.5 million, or $0.292 per share for Q1 2022 compared to net income of $5.2 million, or $0.144 per share for Q1 2021. The increase in net income during Q1 2022 resulted from the recovery of deferred taxes and no current taxes as there was no taxable income during the quarter.

Corona's Operational Highlights for the Three Months Ended March 31, 2022:

The following table displays the production results for the three months ended March 31, 2022:

Yauricocha Production	Three Months Ended March 31,
	2022	2021	% Var.

Tonnes processed	315,250	326,211	-3%
Daily throughput	3,603	3,728	-3%

Silver grade (g/t)	39.40	54.35	-28%
Copper grade	0.79%	0.56%	41%
Lead grade	0.66%	1.34%	-51%
Zinc grade	1.83%	3.71%	-51%
Gold Grade (g/t)	0.52	0.43	21%

Silver recovery	63.99%	79.05%	-19%
Copper recovery	77.22%	66.26%	17%
Lead recovery	82.50%	90.16%	-8%
Zinc recovery	82.09%	90.34%	-9%
Gold Recovery	20.06%	19.77%	1%

Silver production (000 oz)	256	451	-43%
Copper production (000 lb)	4,279	2,682	60%
Lead production (000 lb)	3,828	8,706	-56%
Zinc production (000 lb)	10,492	24,123	-57%
Gold Production (oz)	1,057	890	19%

Copper equivalent pounds (000's)(1)	10,876	15,937	-32%

(1)

Copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com

Investor Relations
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
Sierra Metals Inc.
Tel: +1 (416) 366-7777